Mitchell J. Kelly
265 East 66th Street, Apt. 18C
New York, New York 10021

May 22, 2006

Mr. Gary Evans
Chairman of the Board
Novavax, Inc.
508 Lapp Road
Malvern, PA 19355

Dear Gary,

Having served as a director of Novavax, Inc. for more than nine years, including two distinct periods during which time I also served as President and CEO, it is with mixed emotions that I must resign my director position as of today because of other commitments and conflicting priorities.

Please accept my most heartfelt and best wishes that Novavax continues to build on its recent successes and do not hesitate to contact me in the future if I may be of any further assistance.

Very truly yours,

By /s/ Mitchell J. Kelly

Mitchell J. Kelly

MJK:ja

cc: Board of Directors, Novavax, Inc.

David A. White, Esq.